UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2015

MAVENIR SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001- 36171	61-1489105
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1700 International Parkway, Suite 200

Richardson, Texas 75081

(Address of principal executive offices, including zip code)

(469) 916-4393

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 28, 2015, Mavenir Systems, Inc., a Delaware corporation and the registrant (“Mavenir”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Mitel Networks Corporation, a Canadian corporation (“Mitel”), and Roadster Subsidiary Corporation, a Delaware corporation and wholly-owned subsidiary of Mitel (“Merger Sub”), pursuant to which Mitel has agreed to acquire Mavenir in a cash and stock transaction. The transaction values Mavenir at approximately $560 million, or approximately $17.94 per share based on Mitel’s closing stock price on February 27, 2015.

As promptly as practicable after the date of the Merger Agreement, Merger Sub has agreed, on the terms and subject to the conditions thereof, to commence an exchange offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001, of Mavenir (“Mavenir Common Stock”) in exchange for either:

•	an amount of cash (the “Cash Consideration”) equal to (a) $11.08 plus (b) the value of 0.675 times the average of the volume-weighted average price on the NASDAQ of Mitel common shares, without par value (“Mitel Common Shares”), on each of the 10 consecutive trading days prior to the time Mavenir Common Stock is accepted pursuant to the Offer; or

•	a number of Mitel Common Shares (the “Share Consideration”) equal in value to the Cash Consideration (based on the average of the volume-weighted average price on the NASDAQ of a Mitel Common Share on each of the 10 consecutive trading days prior to the time Mavenir Common Stock is accepted pursuant to the Offer);

in each case, without interest and less any applicable withholding taxes. Each Mavenir stockholder that tenders shares has the right to make an election to receive the Cash Consideration or the Share Consideration in respect of each share held by such stockholder, subject to automatic adjustment and proration procedures provided in the Merger Agreement to ensure that the aggregate amount of cash paid by Mitel does not exceed a certain amount (the “Cash Available”) and the aggregate number of Mitel Common Shares issued by Mitel in the Merger does not exceed a certain number (the “Shares Available”). Holders of Mavenir Common Stock who do not make an election will receive, in respect of such shares (“No-Election Shares”), (i) the Share Consideration, if the number of cash elections would require cash payments in excess of the Cash Available, (ii) the Cash Consideration, if the number of share elections would require issuing a number of Mitel Common Shares in excess of the Shares Available and (iii) a mix of cash and stock, if the number of cash elections and the number of stock elections would not require cash payments or issuing a number of Mitel Common Shares in excess of the Cash Available or the Shares Available, respectively. No fractional Mitel Common Shares will be issued in the Merger, and holders of Mavenir Common Stock will receive cash in lieu of any fractional Mitel Common Shares.

Following consummation of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Mavenir with Mavenir surviving as a wholly-owned subsidiary of Mitel (the “Merger”). At the effective time of the Merger, each outstanding share of Mavenir Common Stock not tendered and accepted pursuant to the Offer (other than shares of Mavenir Common Stock owned directly or indirectly by Mavenir, Mitel or Merger Sub, or any of their respective subsidiaries, or shares of Mavenir Common Stock as to which appraisal rights have been perfected in accordance with applicable law), will be cancelled and converted into the right to receive the Offer Price on the same basis as No-Election Shares. Upon consummation of the Merger: (i) each of Mavenir’s vested and in-the-money outstanding options will be cancelled and converted into the right to receive an amount in cash equal to the excess of the Cash Consideration over the exercise price of such option, without interest and less any applicable withholding taxes, and (ii) all other Mavenir options will be converted into options to acquire Mitel Common Shares on substantially equivalent terms and subject in the case of unvested options to the same vesting schedules.

Mitel intends to finance the cash portion of the consideration in part by refinancing its existing credit facilities and has received financing commitments of approximately $700 million including a term loan and revolving credit facility.

Mavenir’s Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Mavenir’s stockholders, (ii) adopted, approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby in accordance with the requirements of Delaware law and (iii) resolved to recommend that Mavenir’s stockholders accept the Offer and tender their shares to Merger Sub pursuant to the Offer, and, to the extent required under applicable law, adopt the Merger Agreement. The Merger is not subject to the approval of Mitel shareholders.

The closing of the Offer is subject to certain conditions set forth in the Merger Agreement, including, among others: (i) at least a majority of shares of Mavenir Common Stock then outstanding (calculated on a fully-diluted basis) being tendered in the Offer; (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval of certain non-U.S. governmental authorities; (iii) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement); (iv) the absence of legal impediments to the Merger; and (v) the registration statement for the Mitel Common Shares issuable in connection with the Offer and the Merger being declared effective by the Securities and Exchange Commission (the “SEC”).

The Offer will expire at 12:00 midnight, New York time, on the 20th business day following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the SEC.

In the Merger Agreement, Mavenir has granted Merger Sub a “top-up” option to purchase Mavenir Common Stock equal to the number of shares of Mavenir Common Stock that, when added to shares of Mavenir Common Stock already purchased by Mitel or Merger Sub pursuant to the Offer, would equal one share more than 90% of the outstanding Mavenir Common Stock on a fully-diluted basis. The aggregate purchase price payable for the shares of Mavenir Common Stock being purchased pursuant to the top-up option shall be determined by multiplying the number of such shares by the Cash Consideration.

Mavenir agreed in the Merger Agreement that, except under certain circumstances specified in the Merger Agreement, it would (i) cease all current, and not engage or participate in any additional, discussions with third parties regarding alternative proposals for the acquisition of Mavenir and (ii) not cooperate, assist in, participate in, facilitate or encourage, or provide any information to any third party regarding, any alternative proposal for the acquisition of Mavenir. However, subject to the satisfaction of certain conditions, Mavenir and its board of directors, as applicable, are permitted to respond and support unsolicited proposals in certain circumstances. Additionally, in the event of an unsolicited proposal to acquire Mavenir on terms more favorable than the Offer or in the case of new and unforeseeable events affecting Mavenir, Mavenir’s board of directors may, in accordance with the terms of the Merger Agreement, change its recommendation if it has concluded in good faith after consultation with its outside financial advisors and outside counsel that failing to do so would be inconsistent with its fiduciary duties owed to Mavenir stockholders under Delaware law.

The Merger Agreement contains other customary representations and warranties and covenants by the parties, including, among other things, an agreement that Mavenir will conduct its business generally in the ordinary course consistent with past practice prior to closing of the Merger. The Merger Agreement also contains customary termination rights for each of Mitel and Mavenir, including if the Offer is not completed by July 28, 2015, which is five months from the date of the Merger Agreement. In addition, if the Merger Agreement is terminated under certain circumstances, Mavenir will be required to pay Mitel a termination fee of $20.625 million. If the Merger Agreement is terminated under certain other circumstances, Mitel will be required to pay Mavenir a termination fee of $35.75 million.

Tender Support Agreements and Mitel Common Share Lock-Ups

On February 28, 2015, in connection with the execution of the Merger Agreement, each of North Bridge Venture Partners, Austin Ventures VIII, L.P., Alloy Ventures 2005, L.P. and August Capital V Special Opportunities, L.P., solely in its capacity as a stockholder of Mavenir, entered into a Tender Support Agreement with Mitel and Merger Sub (each, a “Tender Support Agreement”). Under the terms of each Tender Support Agreement, the executing stockholders have agreed, among other things, to tender all shares of Mavenir Common Stock now held or hereafter acquired by them in the Offer, which on a combined basis currently represents approximately 45% of the Mavenir Common Stock on an outstanding basis.

The Tender Support Agreements also contain a “lock-up” provision that prevents the executing stockholders from disposing of Mitel Common Shares for six months following the effective time of the Merger, except that such holders may dispose of one-third of the Mitel Common Shares they receive in the Merger at any time after closing and subject to certain other limited exceptions. Certain significant shareholders of Mitel have also agreed to an equivalent lock-up period after closing, with the same ability to sell up to one-third of their Mitel Common Shares after closing.

The Tender Support Agreements terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any amendment to the Merger Agreement that reduces the amount, or changes the form, of the consideration payable to Mavenir stockholders and (iv) the withdrawal or termination of the Offer or expiration of the Offer without acceptance for payment of shares. The post-closing lock-up provision will survive the effective time of the Merger.

Important Information Regarding the Merger Agreement

The foregoing description of the Offer, the Merger Agreement and the Merger is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement is included to provide information regarding its terms and is not intended to provide any factual information about Mavenir, Mitel or Merger Sub. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, were made as of certain dates in some cases, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by Mavenir and Mitel in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Mavenir, on the one hand, and Mitel and Merger Sub, on the other hand, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Mavenir, Mitel and Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants or any description thereof as characterizations of facts about, or the condition of, Mavenir, Mitel or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may not be fully reflected in Mavenir’s or Mitel’s public disclosures.

Item 8.01	Other Events.

On March 2, 2015, Mavenir and Mitel issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release issued in connection with the announcement of the Merger Agreement is attached as Exhibit 99.1 to this Current Report on Form 8-K and is hereby incorporated by reference.

Where to Find Important Information About the Exchange Offer

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The exchange offer for the outstanding shares of Mavenir’s common stock described in this Current Report on Form 8-K has not commenced. At the time the Offer is commenced, Mitel and Merger Sub will file a Tender Offer Statement on Schedule TO and a Registration Statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to exchange, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully when they become available before any decision is made with respect to the Offer. Those materials and all other documents filed by Mavenir, Mitel or Merger Sub with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. The Schedule 14D-9 Solicitation/Recommendation Statement and other documents filed by Mavenir will be available free of charge on Mavenir’s website at investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

Forward-Looking Statements

The statements contained in this Current Report on Form 8-K that are not historical facts are forward-looking statements within the meaning of Section 21E of the Exchange Act. Forward-looking statements can generally be identified by words such as “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “target,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects, although not all forward-looking statements contain these identifying words. Risks that could cause actual results to differ may include risks related to the timing of the Offer and the Merger, including the uncertain timing of regulatory review and approval; risks relating to Mitel’s access to available financing on a timely basis and on reasonable terms; risks relating to the value of the Mitel common shares to be issued in connection with the acquisition; failure to satisfy the conditions for the consummation of the Offer or the closing of the Merger and the possibility of the termination of the Merger Agreement; the effects of disruption caused by the Merger making it more difficult to maintain relationships with employees, customers, channel partners and other strategic partners; the risk that stockholder litigation in connection with the Offer and the Merger may result in significant delays or costs of defense, indemnification and liability; and other risks and uncertainties described in Mavenir’s public filings with the SEC, including under the heading “Risk Factors” and elsewhere in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2013 and in Mavenir’s other filings with the SEC, as well as the Offer documents to be filed by Mitel and the Solicitation/Recommendation Statement to be filed by Mavenir in connection with the Offer. Investors should not place undue reliance on forward-looking statements in this report. Mavenir does not assume any obligation to update the forward-looking statements provided herein, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of February 28, 2015, by and among Mavenir Systems, Inc., Mitel Networks Corporation and Roadster Subsidiary Corporation.

99.1	Joint Press Release, dated March 2, 2015, of Mitel Networks Corporation and Mavenir Systems, Inc. announcing the entry into an Agreement and Plan of Merger.

*	Schedules and Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Agreement and Plan of Merger.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAVENIR SYSTEMS, INC.

Date: March 2, 2015	By:	/s/ Terry Hungle
		Name:	Terry Hungle
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of February 28, 2015, by and among Mavenir Systems, Inc., Mitel Networks Corporation and Roadster Subsidiary Corporation.

99.1	Joint Press Release, dated March 2, 2015, of Mitel Networks Corporation and Mavenir Systems, Inc. announcing the entry into an Agreement and Plan of Merger.

*	Schedules and Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Agreement and Plan of Merger.